Dolby Laboratories, Inc.

100 Potrero Avenue

San Francisco, CA 94103-4813

February 24, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:     Larry Spirgel, Assistant Director

                     Ivette Leon, Assistant Chief Accountant

                     Kathryn Jacobson, Senior Staff Accountant

Re:	Dolby Laboratories, Inc.
Form 10-K for the Fiscal Year Ended September 26, 2008
Filed November 21, 2008
File No. 1-32431

Ladies and Gentlemen:

Dolby Laboratories, Inc. (the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 10, 2009, relating to our Form 10-K for the fiscal year ended September 26, 2008 (File No. 1-32431) filed with the Commission on November 21, 2008 (“2008 10-K”).

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

Form 10-K for the Fiscal year Ended September 26, 2008

Goodwill, page 47

1.	It is unclear from your disclosure how market capitalization is used in the valuation of each of your reporting units along with the income approach. As appropriate, separately describe each of the valuation approaches used, including:

•	If and how you weight each of the methods under the income and market approach, including your basis for that weighting

We advise the Staff that we use the income approach to determine the fair value of each of our reporting units based on the estimated future cash flows for each unit. We then compare the aggregated fair value of our reporting units with our market capitalization to test the reasonableness of our valuation under the income approach. We noted that our market capitalization as of the measurement date was approximately equal to the aggregate fair value of our reporting units determined under the income approach. We do not use market capitalization in valuing our reporting units and therefore no weighting is done.

Securities and Exchange Commission

February 24, 2009

•	What critical quantitative factors were used in each valuation method and their sensitivity to change in the near term

We supplementally advise the Staff that the critical quantitative factors used in the valuation of our reporting units under the income approach include forecasted revenues, operating costs, growth rates and a discount rate as well as a provision for income taxes. These factors are consistent with our most recent assumptions, budgets, and forecasts available as of the measurement date. We review and update the quantitative factors on a quarterly basis. Furthermore, we test goodwill for impairment on an interim basis if near term revisions to the factors described above would suggest that the fair values of our reporting units may be below their carrying values.

•	How you bridged any discrepancy in fair value derived under various approaches

We refer the Staff to our response to the first bullet where we indicate that the income approach is the method by which we determine the fair value of our reporting units.

•	Whether estimated cash flows under the income approach are consistent with the most recent budgets and plans approved by management

We advise the Staff that our estimated cash flows under the income approach are consistent with the most recent budgets and forecasts available as of the measurement date.

•	Whether your valuation under a market approach accounted for a control premium and your basis for measurement or adjustment

We refer the Staff to our response to the first bullet where we describe our approach in determining the fair value of our reporting units. We do not use the market approach for valuation of our individual reporting units.

•	How you considered estimates and expectations that marketplace participants would use in their estimates of fair value

We advise the Staff that our estimated future cash flows used in determining the fair value of our reporting units are from a marketplace participant perspective, in accordance with paragraph 23 of SFAS 142. We evaluate third party industry data for the markets in which we operate to develop our assumptions, budgets and forecasts similar to what a marketplace participant would use.

Securities and Exchange Commission

February 24, 2009

•	How you considered the effect of recent business trends and uncertainties in your estimates

We advise the Staff that we revise our assumptions, budgets and forecasts quarterly to reflect recent business trends and uncertainties. Furthermore, we test goodwill for impairment on an interim basis if revisions to these factors would suggest that the fair values of our reporting units may be below their carrying values. For example, we reconsidered the effect of recent business trends and uncertainties in our fourth quarter of fiscal 2008 and performed step one of the goodwill impairment test noting no impairment in the fair values of our reporting units.

We will clarify our disclosure in future filings to indicate that the income approach is the method by which we determine the fair value of our reporting units and accordingly we will eliminate the reference to market capitalization. In addition, we will include disclosure of the critical quantitative factors we use in our valuation method and that our estimated cash flows are consistent with the most recent budgets and plans approved by our management. We will also disclose that we consider estimates and expectations that market participants would use in estimating the fair value of our reporting units as well as the effect of recent business trends and uncertainties in our estimates.

Product Sales, pages 49, 53

Product Sales Gross Margin, pages 50, 53

2.	It appears that you have certain contractual obligations arising from a collaboration agreement with Walt Disney Pictures and Television under which you deployed digital cinema servers in selected theatres throughout the U.S. Tell us whether the agreement is a collaborative arrangement within the scope of EITF 07-1. As appropriate, please provide the disclosures required in paragraph 21 thereunder in a note to the financial statements.

We advise the Staff that paragraph 22 of EITF 07-1 states that it will be effective for financial statements issued for fiscal years beginning after December 15, 2008. The first fiscal year that this literature is applicable to us is our fiscal 2010, which will begin September 26, 2009. As such, this guidance was not applicable for our fiscal year ended September 26, 2008. We are currently evaluating the impact that EITF 07-1 will have on our financial statements and will provide the disclosures required by SAB 74 in our future filings prior to the effective date of EITF 07-1.

Securities and Exchange Commission

February 24, 2009

Income Taxes, page 84

3.	Tell us and explain the nature of the foreign source pre-tax loss of $7.9 million in 2008 arising from international revenues of $425 million (as set forth on page 88). Additionally, tell us why foreign source pretax income decreased from $8.3 million to $2.1 million at 2006 and 2007, respectively. Please provide this information in your MD&A.

We advise the Staff that the foreign source loss reflected in the tax footnote on page 84 is not related to the international revenue number in the geographic disclosure on page 88. The international revenue disclosure on page 88 provides information by geographic region, as determined based on the location of the corporate headquarters of the licensee, the location where products are shipped or where services are performed. Substantially all of this revenue is earned by Dolby Limited Licensing Corporation (DLLC), a wholly owned subsidiary, in the United States (U.S.) and any taxes associated with that revenue are included in the U.S. tax provision. The foreign pre-tax income or loss in the tax footnote represents the combined pre-tax income or loss of our legal entities operating in foreign jurisdictions. We will provide an explanation of where our revenue is recognized in the footnotes to the financial statements in our future filings.

For the year ended September 26, 2008, the foreign source pre-tax loss for our non-US offices was $7.9 million. The pre-tax loss primarily consists of a $14.9 million loss related to a wholly owned subsidiary in Sweden and certain one-time acquisition expenses and other operating losses. The pre-tax loss is partially offset by pre-tax income from other legal entities operating in foreign jurisdictions.

Foreign source, pre-tax income decreased by $6.2 million from fiscal 2006 to fiscal 2007 due to a reduction in pre-tax income from our branch in the United Kingdom and our subsidiary in Australia. The fiscal 2007 UK decrease in pre-tax income primarily relates to the establishment of interest and penalties related to non-income tax reserves for certain activities of the branch in countries other than the UK. The fiscal 2007 decrease for our Australian subsidiary related to a one-time sale of intellectual property in fiscal 2006 that not did recur in fiscal 2007. We advise the Staff that in our future filings we will discuss any material changes to foreign source pre-tax income or loss in the MD&A.

Segment and Geographic Information, page 88

4.	Tell us if your reorganization impacted the composition of one or more reporting units and their respective assignment of goodwill. Refer to paragraph 36 of SFAS 142.

We advise the Staff that in the fourth quarter of fiscal 2007, we reorganized our business in an effort to improve our ability to scale our resources for emerging opportunities and to allow for the effective application of our strategy across the various markets in which we operate. Our organization, which was previously operated under a divisional structure, was reorganized under a functional organizational model.

Securities and Exchange Commission

February 24, 2009

Concurrent with the operational changes, we reviewed how the reorganization impacted our reporting units as defined under paragraph 30 of SFAS 142. Our reporting units prior to and subsequent to the reorganization were as follows:

Prior to Reorganization	Subsequent to Reorganization
Via	Via
Cinea	Cinea
Consumer Licensing	Dolby Entertainment Technology
Professional Products and Services

Our Via reporting unit pertains to the operations of a wholly owned subsidiary which administers joint licensing programs for Dolby and other patent holders. There is no goodwill assigned to the Via reporting unit. The Cinea reporting unit pertains to the operations of a content-protection and anti-piracy technology company which we acquired in our fourth quarter of fiscal 2003. We assigned the goodwill recognized on the acquisition to the Cinea reporting unit. The reorganization did not change the composition of the Via and Cinea reporting units. Consequently, goodwill of these units did not require reassignment.

However, our reorganization resulted in the combination of the Consumer Licensing and Professional Products and Services reporting units into our newly formed Dolby Entertainment Technology reporting unit. Accordingly, per the guidance set forth in paragraph 36 of SFAS 142, we reassigned the goodwill of the reporting units affected to the new reporting unit. More specifically, all goodwill that was assigned to Consumer Licensing and Professional Products and Services reporting units were reassigned to the Dolby Entertainment Technology reporting unit.

* * * * *

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Securities and Exchange Commission

February 24, 2009

Please direct your questions or comments regarding our responses to the undersigned at (415) 645–5202. In addition, we request that you provide a facsimile of any additional comments you may have to my attention at (415) 357–7521, as well as to Thomas C. DeFilipps and Mark B. Baudler of Wilson Sonsini Goodrich & Rosati, our external legal counsel, at (650) 493-6811. Thank you for your assistance.

Sincerely,

DOLBY LABORATORIES, INC.

/s/ Kevin J. Yeaman
Kevin J. Yeaman
Chief Financial Officer

cc:	N. W. Jasper, Jr.
Mark S. Anderson, Esq.
Dolby Laboratories, Inc.

Thomas C. DeFilipps, Esq.
Mark B. Baudler, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Conor Moore
KPMG LLP